June 14, 2013

VIA EDGAR AND EMAIL
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Forest City Enterprises, Inc.
Form 10-K for fiscal year ended January 31, 2013
Filed on March 27, 2013
File No. 001 - 04372

Dear Mr. Woody:

Forest City Enterprises, Inc. (the “Company”) has received your letter dated May 17, 2013 regarding your comments to the above-referenced filing. We appreciate the Division’s review and are herein providing our responses to your comments. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.

Form 10-K for fiscal year ended January 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 47

EBDT and FFO, page 49

1.
We note that you will no longer report EBDT in future periodic filings. Please tell us if EBDT is still a measure of segment profit or loss reviewed by the chief operating decision maker and if you will continue to disclose EBDT in your segment footnote. Also, please tell us if you consider EBDT to be a key performance indicator. If so, please tell us how you determined it is appropriate to remove your EBDT from Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Beginning in the three months ended April 30, 2012, the Company began reporting Funds from Operations (FFO), as defined by the NAREIT, along with Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT). FFO is a widely used financial metric in the real estate industry and used by many of our peers. The Company believed it was important to begin using FFO internally to evaluate its business segments and to present this financial metric consistent with our peers to be used externally by analysts and investors to evaluate our performance. In order to give our internal and external users time to adjust to this change in reporting, management reported both EBDT and FFO throughout the year ended January 31, 2013. As management continued to utilize EBDT as a key performance indicator for both internal and external purposes, the Company concluded that EBDT was the appropriate financial metric to include as the key performance measure of segment profit and loss in our segment footnote for the quarterly and annual reporting periods within the year ended January 31, 2013.

Effective February 1, 2013, FFO became the measure of segment profit or loss reviewed by the Chief Operating Decision Maker (CODM) in calculating segment performance, replacing EBDT. The Company will no longer track or report EBDT internally and it will not be used prospectively in any manner to operate or evaluate our business. As such, we have discontinued the disclosure of EBDT in our segment footnote in future periodic filings as it is no longer a key performance indicator. In addition, since FFO has replaced EBDT as the measure of segment profit or loss reviewed by our CODM, we thought it appropriate to remove EBDT and replace it with FFO within our Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as any other external communication.

Commercial Net Operating Income, page 57

2.
We note your disclosure of the percentage change of comparable NOI for commercial and residential properties on pages 57 and 59. We also note your reconciliation of NOI to net earnings on page 8. In future filings, please also provide a reconciliation of comparable NOI. Please refer to Item 10(e) of Regulation S-K. Within your response, please provide us an example of your proposed disclosure.

Both comparable NOI and total NOI are non-GAAP measures that we use in our periodic filings to supplement our GAAP measures and help describe the operating results of our Company. Beginning with our quarterly report on Form 10-Q as of and for the three months ended April 30, 2013 the Company provided a reconciliation of comparable NOI to total NOI. This additional reconciliation accompanied our reconciliation of total NOI to net earnings, which is the most directly comparable financial measure calculated and presented in accordance with GAAP as required pursuant to Item 10(e) of Regulation S-K.

In addition to NOI, we use comparable NOI as a metric to evaluate performance of our operating rental property portfolio, specifically for multi-family, office and retail properties. This measure provides a same-store comparison of operating results of all stabilized properties that are open and operating in both periods presented. Write-offs of abandoned development projects, non-capitalizable development costs and unallocated management and service company overhead, net of tax credit income, are not directly attributable to an operating property and are considered non-comparable NOI. In addition, certain non-recurring income and expense items at the property level and NOI impacts of changes in ownership percentages are removed from comparable NOI and are included in non-comparable NOI. Results from other properties and activities such as Arena, hotels, subsidized senior housing, military housing, the Nets, corporate activities and land are not evaluated on a same-store basis and the NOI from these activities are considered non-comparable NOI.

The following reconciliation of comparable NOI to total NOI was included in our Form 10-Q as of and for the three months ended April 30, 2013. Similar reconciliations providing year-to-date information will be included in future periodic filings.

	Net Operating Income (in thousands)
	Three Months Ended April 30, 2013			Three Months Ended April 30, 2012
		Non-			Non-
Full Consolidation	Comparable	Comparable	Total	Comparable	Comparable	Total
Commercial Group
Retail	$55,036	$7,008	$62,044	$54,904	$4,589	$59,493
Office	58,059	663	58,722	61,671	1,833	63,504
Hotels	—	1,278	1,278	—	1,096	1,096
Land Sales	—	10,237	10,237	—	36,484	36,484
Other	—	(10,018)	(10,018)	—	(5,709)	(5,709)
Total Commercial Group	113,095	9,168	122,263	116,575	38,293	154,868

Arena	—	4,746	4,746	—	(4,211)	(4,211)

Residential Group
Apartments	34,873	2,507	37,380	34,294	2,877	37,171
Subsidized Senior Housing	—	3,895	3,895	—	4,400	4,400
Military Housing	—	5,862	5,862	—	7,542	7,542
Other	—	(3,615)	(3,615)	—	(3,187)	(3,187)
Total Residential Group	34,873	8,649	43,522	34,294	11,632	45,926

Total Rental Properties	147,968	22,563	170,531	150,869	45,714	196,583

Land Development Group	—	2,895	2,895	—	3,075	3,075
The Nets	—	(2,981)	(2,981)	—	(6,958)	(6,958)
Corporate Activities	—	(14,123)	(14,123)	—	(13,015)	(13,015)

Grand Total	$147,968	$8,354	$156,322	$150,869	$28,816	$179,685

	Three Months Ended April 30,
Comparable NOI	2013	2012	% Change
	(in thousands)

Retail Comparable NOI	$55,036	$54,904
NOI attributable to noncontrolling interests	(1,641)	(1,773)
Subtotal Retail	53,395	53,131	0.5%

Office Comparable NOI	58,059	61,671
NOI attributable to noncontrolling interests	(2,213)	(2,246)
Subtotal Office	55,846	59,425	(6.0)%	(1)

Apartments Comparable NOI	34,873	34,294
NOI attributable to noncontrolling interests	(620)	(601)
Subtotal Apartments	34,253	33,693	1.7%

Grand Total Comparable NOI	$143,494	$146,249	(1.9)%
_____________________________
(1) Primarily due to decreased occupancy at One Pierrepont Plaza and increased real estate tax expense at New York Times due to a decrease in tax abatements.

Financial Statements, page 80

General

3.	For the three most recent fiscal years, please provide your Rule 3-09 significance test calculations for the Nets.

Our significance test calculations for the Nets are as follows.

Forest City Enterprises, Inc. (FCE)
Significant Subsidiary Test - Nets Sports and Entertainment (NSE)
For the Years Ended January 31, 2013, 2012 and 2011

	1/31/2013		1/31/2012		1/31/2011
			(in thousands)
Numerator
FCE portion of NSE Net Earnings (Loss), per Note O, Segment Information	$(4,672)	A	$(26,814)	A	$9,651	A

Denominator
From Consolidated Statement of Operations
FCE Earnings (Loss) from Continuing Operations	$(17,158)		$(106,538)		$97,268
FCE Income Tax Expense (Benefit)	(11,204)		(63,686)		68,865
(Earnings) loss from continuing operations attributable to NCI	1,506		(2,240)		(19,320)

FCE Pre-Tax Earnings (Loss) from Continuing Operations	$(26,856)	B	$(172,464)	B	$146,813	B

Significant Subsidiary Calculation ( A / B )	17.4%		15.55%		6.57%

Result - Significant Subsidiary?	No		No		No

Investment Balance - Nets, per Note O, Segment Information	$1,111	C	$(3,836)	C	$—	C

Total Assets, per Balance Sheets	$10,612,432	D	$10,504,283	D	$12,059,701	D

Significant Subsidiary Calculation ( C / D )	0.01%		(0.04)%		0.00%

Result - Significant Subsidiary?	No		No		No

Consolidated Statements of Operations, page 83

4.
Please tell us if your income statement items related to your equity method investments and earnings from continuing operations attributable to noncontrolling interests are gross of tax expense. If so, please tell us how you determined it was appropriate to present these line items gross of tax expense. In future filings, please disclose whether these line items are gross or net of tax.

All of our equity method investments and entities that have a minority partner are pass-through entities (i.e., Partnerships, LLPs or LLCs). Therefore, none of these individual entities would record income tax expense (benefit) on their separate entity financial statements. As a result, the equity in earnings and non-controlling interest financial statement line items are shown net of tax from the pass-through entity level perspective. However, as the Company is a C-Corp, we must record a tax expense (benefit) on our share of the earnings (loss) of these pass-through entities. The tax expense (benefit) is a component of and reported in the Income tax expense (benefit) financial statement line item on the Consolidated Statements of Operations. The Company was unable to find specific accounting literature requiring either amount to be shown net of tax. The Company reviewed the requirements of Rule 5-03 of Regulation S-K regarding the placement of the income statement line items relating to equity method investments and noncontrolling interests. As income statement items related to equity method investments and earnings from continuing operations attributable to noncontrolling interests include activities from on-going continuing operations and all of the remaining line items with respect to continuing operations are shown gross of tax, we believe our current presentation is consistent. Where there is a line item required to be presented net of tax (i.e., discontinued operations in accordance with ASC 205-20-45-3), we have disclosed this directly on the face of the income statement. In future periodic Form 10-K filings, we will specifically note that our income statement items related to equity method investments and earnings from continuing operations attributable to noncontrolling interests are presented gross of the Company tax expense (benefit) on our share of the earnings (loss) of these pass through entities within the applicable accounting policy footnote.

5.
It appears the Net (gain) loss on land held for divestiture activity includes both impairment and gain on sale of land held for divestiture. Please tell us how your presentation of Net (gain) loss on land held for divestiture activity complies with Item 5-03 of Regulation S-X and ASC 205. Specifically, your response should address how management determined that this line item is related to continuing operations as well as how management determined it was appropriate to present the gain on sale of land held for divestiture within expenses.

The Land Development Group has historically acquired raw land, obtained entitlements, developed infrastructure and sold developed home lots to residential home builders and also develops land and related infrastructure into open or public space for master-planned communities. In addition, the Land Development Group occasionally sells land to other commercial or industrial users especially when developing a master-planned community. These Land Development Group land sales represented ongoing major and central operations of the Company similar to those reported in our Commercial Segment discussed in Question #9 below. Accordingly, the sale of this land inventory has historically been reflected gross on the Consolidated Statement of Operations.

On January 31, 2012, the Company's Board of Directors approved a strategic decision by senior management to divest certain identified portions of the Company's Land Development Group. Based on this decision, certain, but not all, of the assets within the Land Development Group were subject to a divestiture plan expected to be executed during the year ended January 31, 2013. As such, these specific land development projects were segregated and classified as Land held for divestiture on our Consolidated Balance Sheets. The Company reviewed the requirements for Discontinued Operations in accordance with ASC 205-20 and determined the Land Development Group did not qualify for reporting as Discontinued Operations since the Company planned to maintain a Land Development Group consisting of the ongoing activity at two significant Land development projects we intended to continue to operate. As such, the sales activity and any impairment related to the divestiture activity did not meet the requirements for Discontinued Operations reporting and thus were required to be reported as a component of continuing operations.

In order to accelerate the completion of the divestiture strategy, the Company halted or significantly slowed any development activity and looked for bulk buyers of its developed and undeveloped lots selected for divestiture. This was a significant change in operation and class of customer for these land projects selected for divestiture when compared to the land operations retained and were not deemed to be major or central ongoing operations of the Company. As a result, management felt the most useful presentation of the divestiture activity of our consolidated land projects would be a net presentation, (as opposed to the historical gross presentation) as bulk sales of undeveloped land had not been a part of our historical or planned on-going operations. The line item used was labeled “Net (gain) loss on land held for divestiture activity” and was supplemented by a detailed footnote starting on page 113. The footnote disclosed each of the various components of the net gain consisting of sales, cost of sales, a small amount of gain on debt extinguishment and impairment of land held for divestiture. Management believed this was the most concise, meaningful way to report the progress and results of the divestiture activity to the users of our financial statements. In preparing the Form 10-K for the year ended January 31, 2013, we determined that based on the nature of the components of the net (gain) loss on land held for divestiture activity that the line item would best fit in as “other general expenses” in accordance with Item 5-03(6) of Regulation S-X and be located above interest expense, amortization of mortgage procurement costs and gain (loss) on extinguishment of debt on the Consolidated

Statement of Operations. This also appears consistent with ASC 360-10-45-5 that indicated “…if a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.”

As the Company had divested substantially all of its land held for divestiture as of January 31, 2013, we do not expect a material income statement impact subsequent to January 31, 2013.

Notes to Consolidate Financial Statements, page 89

A. Summary of Significant Accounting Policies, page 89

Variable Interest Entities, page 89

6.
It appears that you continue to consolidate the entity that owns the Barclays Center despite your determination that the entity no longer is a VIE and your apparent 34% ownership interest in that entity. Please tell us how you determined it was appropriate to continue to consolidate this entity. Within your response, please reference the authoritative accounting literature management relied upon.

The Barclays Center (Arena) is owned 55% by the Nets Sports and Entertainment, LLC (NSE) and 45% by Onexim Sports and Entertainment, LLC (Onexim). NSE is owned 61.84% by FCR Sports, LLC (FCR Sports), which is owned 100% by Forest City Enterprises, Inc. (FCE). Following the Arena’s opening in September 2012 and during the three months ended October 31, 2012, FCE determined the Arena is deemed to have sufficient equity and cash flows to support its operations without the need of any additional financial support from its partners. As a result, FCE determined that it no longer qualified as a variable interest entity (VIE). Therefore, the appropriate consolidation method was re-assessed based on the accounting guidance in ASC 810-10-25, which states that full consolidation is appropriate if a reporting entity has a controlling financial interest in another entity. It is also noted in this accounting guidance that control does not have to rest with the majority owner if a non-majority owner has approval or veto rights. We consolidate the Arena because based on the operating agreement we control the Arena based on Board representation and voting and control of key decision making rights.

All major decisions of the Arena are controlled by the Board, which is comprised of a total of seven board members, four board members appointed by NSE and three board members appointed by Onexim. The Board has been deemed to have substantive participating rights pursuant to ASC 810-10-25-11, as their rights include approval of operating budgets and strategic plans, modifications or amendments to these operating budgets and strategic plans, approval of material agreements or amendments or modifications to material agreements, incurrence of any indebtedness and initiating or settling any litigation. As a result of the structure of the Board, NSE was determined to be the member that exercised control over the Arena through the four versus three (57%) member voting rights. NSE is controlled by FCR Sports by way of FCR Sports 61.84% voting interest in NSE. As FCR Sports is owned 100% by FCE, control of NSE was determined to ultimately reside with FCE. Therefore, it was concluded that control of the Arena ultimately resides with FCE and full consolidation of accounting remained appropriate despite the change in VIE status.

Accumulated Other Comprehensive Loss, page 95

7.
Please tell us how you determined it was appropriate to aggregate noncontrolling interest with the income tax benefit in your disclosure of accumulated other comprehensive loss. Within your response, please reference the authoritative accounting literature management relied upon.

The most significant portion of our gross accumulated other comprehensive loss (OCI) relates to the unrealized losses on interest rate contracts, as noted below. The vast majority of our hedging activities are entered into by 100% owned entities and therefore, historically, we have not had a material amount of noncontrolling interest (NCI) included in gross accumulated OCI. As of January 31, 2013, amounts included in gross accumulated OCI that related to NCI were $183,000, $156,000 and $1,207,000, respectively. As such, we deemed the amounts immaterial and we aggregated the NCI amount with the income tax benefit in our disclosure of accumulated OCI. After further review, we believe it would be more appropriate under ASC 220-10 to segregate these amounts and report the noncontrolling interest and income tax on separate line items within the required accumulated OCI disclosure. As such, we included an additional NCI line item within our accumulated OCI disclosure in our Form 10-Q as of and for the three months ended April 30, 2013, with applicable prior periods conforming to the current disclosure and plan to continue to report such disclosure in future periodic filings. The following is our new disclosure for the years ended January 31, 2013, 2012 and 2011 adjusted for the additional NCI line item.

	January 31,
	2013	2012	2011
	(in thousands)
Unrealized losses on securities	$340	$445	$485
Unrealized losses on foreign currency translation	(69)	1,558	1,516
Unrealized losses on interest rate contracts	168,497	194,928	153,432
	168,768	196,931	155,433

Noncontrolling Interest	(183)	(156)	(1,207)
Income tax benefit	(65,382)	(76,315)	(59,797)

Accumulated Other Comprehensive Loss	$103,203	$120,460	$94,429

H. Senior and Subordinate Debt, page 104

Convertible Senior Notes due 2016, page 104

8.
We note you recorded an expense for the additional amounts paid to induce the holders to exchange their 2016 Senior Notes. Please tell us if the amount expensed represents only amounts paid in cash or if it represents the fair value of all securities and other consideration transferred in excess of the fair value of securities issuable pursuant to the original conversion terms. Please refer to paragraph 16 of ASC 470-20-40.

The amounts expensed and recorded as a loss on extinguishment of debt for the January 27, 2011 and May 5, 2011 Senior Note exchange transactions represented the fair value of all securities (Class A common stock) transferred in excess of the fair value of securities pursuant to the original conversion and the amounts paid in cash in lieu of fractional shares. Amounts paid in cash for accrued interest were not included in the loss on extinguishment of debt.

K. Commercial Group Land Sales, page 113

9.
Please clarify for us the nature of the land sales within your commercial group. Your response should address whether or not sales of land adjacent to commercial group projects represents ongoing major or central operations of your company, or tell us how you determine that the gross proceeds received from the commercial group land sales is revenue.

In addition to the Land Development Group activity discussed in Question # 5 above; the Company has additional land sales reported within our Commercial Group and, to a lesser extent, our Residential Group. We have historically been a developer of large mixed-use and retail specific development projects, where we acquire large parcels of land for the development of these projects. As part of these development projects, the Company has typically acquired several parcels of land surrounding the main development. These land parcels are referred to as outlots, as they are typically the outlying land surrounding or adjacent to our main development projects. We have historically either leased or sold these outlots outright to third party operators. The lease or sale of these outlots builds traffic and benefits the overall success of the project and is often a major part of the project’s capital raising activities. The outlots are primarily sold to retailers that want to own their own pad or to developers that want to add commercial or residential product that is acceptable to us and enhances the value of our asset.

The Company’s core competency is development of complex mixed-use developments in markets with a high barrier to entry. Therefore, we plan to continue these types of projects and believe outlot sales will continue to represent on-going major or central operations in both our commercial and, to a lesser extent, our residential group. As a result, we believe these outlot sales are properly accounted for as sales of real estate under ASC 360-20-55 and included in revenues and expenses.

Schedule III – Real Estate and Accumulated Depreciation, page 147

10.	With respect to your reconciliation on page 151, please tell us what change in accounting method of property is resulting in additions and deductions to your real estate carrying values.

The changes in accounting method of property which resulted in additions and deductions to our real estate carrying values represent changes in consolidation methods. Throughout the three year periods presented, there were several entities that switched from full consolidation to the equity method of accounting (deductions to real estate carrying value) as a result of sales of partial interests of rental properties and from the equity method of accounting to full consolidation (additions to real estate carrying value) as a result of partner buyouts. After further review, our current description could be clarified as to the meaning of those two specific line items. We propose changing the two specific line items noted above in future period filings to clarify the change in accounting method resulting in additions and deductions were a result of changes in “consolidation” methods of such property.

The two specific line items noted above, as proposed, would read “Other additions, primarily as a result of change in consolidation method of property” and “Other deductions, primarily as a result of change in consolidation method of property”.

Form 10K/A for the fiscal year ended January 31, 2013

Exhibit 99.2

Financial Statements

Notes to Consolidated Financial Statements, page 7

B. Deconsolidation (unaudited), page 10

11.	Please tell us why footnote B on pages 10 through 16 are marked as unaudited.

Under Rule S-X 1-02(w), FC 8 Spruce Mezzanine LLC did not require an audit prior to January 31, 2013. As such, pursuant to section 2405.3 of the SEC Financial Reporting Manual, we did not provide audited information prior to the year ended January 31, 2013.  The balance sheet as of January 31, 2012, and the related statement of operations and comprehensive income (loss) and cash flow for the period from July 1, 2011 to January 31, 2012 are unaudited and labeled as such in the financial statements and are presented to conform to the requirement in Regulation S-X.

As of January 31, 2013, FC 8 Spruce Mezzanine LLC had an equity ownership of FC Holding. The information on page 10 contains the balance sheet of FC Holdings as of December 19, 2012 (the day before the Deconsolidation Date) and is presented for information purposes. FC Holdings did not require an audit for this period under rule S-X 1-02(w).

The footnote on page 14 contains activity for the fiscal year January 31, 2013 which is audited and activity for the period from July 1, 2011 to January 31, 2012 which is not audited but was still subjected to auditing procedures. For ease of review and information purposes, page 14 contains a schedule detailing the impact of losses related to the interest rate cap designated as a cash flow hedge for both periods. This information is included in the January 31, 2013 balance provided in the Consolidated Statement of Members’ Equity. We acknowledge that the entire table presenting the impact of losses related to the interest rate cap on page 14 within Note B. Deconsolidation was not clearly noted, and, therefore, we would be willing to clarify that the amounts as of and for the year ended January 31, 2013 are audited and the balances at January 31, 2012 and the activity from July 1, 2011 to January 31, 2012 are unaudited, if the Staff requests such re-issuance of the applicable financial statements.

As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien

Robert G. O’Brien
Executive Vice President and Chief Financial Officer

cc: Peter McPhun, Jennifer Monick